UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-39117

36Kr Holdings Inc.

(Exact Name of Registrant as Specified in Its Charter)

5-6/F, Tower A1, Junhao Central Park Plaza
No. 10 South Chaoyang Park Avenue
Chaoyang District, Beijing, People’s Republic of China, 100026
+86 10 5825-4106
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

36Kr Holdings Announces Minority Investment in Beijing Duoke

On November 4, 2022 -- 36Kr Holdings Inc. (“36Kr” or the “Company”) (NASDAQ: KRKR) today announced that Beijing Duoke Information Technology Co. Ltd. (“Beijing Duoke”), the consolidated variable interest entity, entered into a share purchase agreement (the “Share Purchase Agreement”) with Beijing Cultural Investment Development Group Asset Management Co., Ltd. (“BCI”).

Pursuant to the Share Purchase Agreement, BCI will make an investment of RMB32,492 in Beijing Duoke for 1% of Beijing Duoke’s enlarged registered capital. The proposed transaction is subject to customary closing conditions.

Upon completion of the proposed transaction, BCI is not expected to be a party to the contractual arrangements that are currently in effect among 36Kr, Beijing Duoke and Beijing Duoke’s existing shareholders. As such, despite the fact that we will still be able to enjoy economic benefits and have power over Beijing Duoke and its subsidiaries, we will not be able to purchase or have BCI pledge its 1% equity interests in Beijing Duoke in the same manner as agreed under existing contractual arrangements, nor will we be granted the authorization of voting rights over these 1% equity interests. We believe that we will continue to be the primary beneficiary of Beijing Duoke for accounting purposes and consolidate its operating results in our financial statements under U.S. GAAP after the issuance of such 1% equity interests.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

36Kr Holdings Inc.

Date:	November 4, 2022	By:	/s/ Dagang Feng
			Name:	Dagang Feng
			Title:	Co-chairman and Chief Executive Officer

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